Filed Pursuant to Rule 433

Registration Statement No. 333-224290

Relating to the Preliminary Prospectus Supplement

dated April 3, 2019

(to Prospectus dated April 13, 2018)

IHS Markit Ltd.

Pricing Term Sheet

$400,000,000 3.625% Senior Notes due 2024 (“2024 Notes”)

$600,000,000 4.250% Senior Notes due 2029 (“2029 Notes”)

This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated April 3, 2019 (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	IHS Markit Ltd.

Expected Ratings (Moody’s/S&P/Fitch)*:	Ba1/BBB-/BBB

Security Description:	Senior Notes

Principal Amount:	2024 Notes: $400,000,000 2029 Notes: $600,000,000

Gross Proceeds:	$995,276,000

Maturity Date:	2024 Notes: May 1, 2024 2029 Notes: May 1, 2029

Coupon (Interest Rate):	2024 Notes: 3.625% 2029 Notes: 4.250%

Price to Public:

2024 Notes: 99.686% of principal amount plus accrued and unpaid interest, if any, from April 8, 2019

2029 Notes: 99.422% of principal amount plus accrued and unpaid interest, if any, from April 8, 2019

Benchmark Treasury:	2024 Notes: 2.125% due March 31, 2024 2029 Notes: 2.625% due February 15, 2029

Benchmark Treasury Price and Yield:	2024 Notes: 99-02 1⁄4; 2.323%

2029 Notes: 100-29; 2.521%

Spread to Benchmark Treasury:	2024 Notes: +137 bps 2029 Notes: +180 bps

Yield to Maturity:	2024 Notes: 3.693% 2029 Notes: 4.321%

Interest Payment Dates:	Semi-annually in arrears on May 1 and November 1, commencing November 1, 2019 (long first coupon)

Day Count Convention:	30/360

Underwriting Discounts:	2024 Notes: 0.600% 2029 Notes: 0.650%

Optional Redemption:	2024 Notes: Make-whole call at T+25 bps prior to April 1, 2024 2029 Notes: Make-whole call at T+30 bps prior to February 1, 2029

2024 Notes: Par call on or after April 1, 2024 2029 Notes: Par call on or after February 1, 2029

Change of Control Triggering Event:	Puttable at 101% of principal plus accrued and unpaid interest for both the 2024 Notes and the 2029 Notes

Trade Date:	April 3, 2019

Settlement Date:	April 8, 2019 (T+3)

CUSIP / ISIN:	2024 Notes: 44962L AH0 / US44962LAH06 2029 Notes: 44962L AJ6 / US44962LAJ61

Denominations / Multiple:	$2,000 x $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Barclays Capital Inc. BNP Paribas Securities Corp.

Co-Managers:	BBVA Securities Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated NatWest Markets Securities Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Citizens Capital Markets, Inc.

Goldman Sachs & Co. LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering to repay amounts outstanding under its multi-year credit agreement entered into in June 2018 with Bank of America, N.A., as administrative agent, and a syndicate of lenders party thereto, which provides for credit facilities in an aggregate principal amount of $3.1 billion, consisting of term loans in an aggregate principal amount of $1.1 billion and revolving credit commitments in an aggregate principal amount of $2.0 billion.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by phone at 1-800-831-9146, Morgan Stanley & Co. LLC by phone at 1-866-718-1649, or RBC Capital Markets, LLC by phone at 1-866-375-6829.

We expect to deliver the notes against payment for the notes on or about the third business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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